Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com
September 8, 2025

Re:	Klarna Group plc Amendment No. 3 to Registration Statement on Form F-1 Filed September 2, 2025 File No. 333-285826
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo Christian Windsor Lory Empie Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 3 to the Company’s Registration Statement on Form F-1, filed with the Commission on September 2, 2025 (the “Registration Statement”), contained in the Staff’s letter dated September 5, 2025. The Company has revised the Registration Statement in response to the Staff’s comments and is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) concurrently with this letter.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 4 where the revised language addressing a particular comment appears.

Amendment No. 3 to Form F-1
Key Credit Metrics, page 149
1.We note your response and revised disclosure related to prior comment 1 and your chart of delinquency rates on page 150. Please address the following:
•The note below the chart states that the metric includes all loans extended by Klarna in the relevant period, regardless of whether such loans currently remain on Klarna's balance sheet. Please tell us in detail and revise to clarify what this means and to more clearly explain how the metric is calculated including what information is included in the numerator and denominator. For example, is the metric based on loan balances or loan counts, does it include only loans extended during a particular time period (e.g., the quarter) or is it calculated using all loans outstanding at a point in time, does it include loans that have been sold, does the denominator include loans that have been paid off, etc.
•If the metric includes loans sold by Klarna, please revise the title and the disclosure under the chart to remove (Consolidated Basis) or to more clearly identify the loans included in the metric since (Consolidated Basis) may imply the metric only includes loans that are on-balance sheet or tell us why you believe the wording is appropriate.
•We note your disclosure that indicates that the metric for fair financing loans is “at 6 months” which appears to contradict the title of the chart that states “at 60 days.” Please revise your disclosure, as needed, to clarify what the chart is showing for each loan product.

Please revise other disclosure throughout your filing that shows similar information as needed.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Amendment No. 4 on pages 149-151 in response.
Key Credit Metrics, page 149
2.We note your disclosure on page F-40 that you generally write-off consumer receivables when an outstanding balance is 180 days past due. Please tell us in detail and revise to clarify what the “at 60 days” means in the cumulative net charge-off rates at 60 days charts on pages 152 and 153.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the reference to “at 60 days” in the titles of the cumulative net charge-off rates charts included in the Registration

Statement was inadvertent. Accordingly, the Company has updated Amendment No. 4 on page 152 in response.
Liquidity and Capital Resources, page 173
3.We note your response to prior comment 3, as well as your disclosure about the forward-flow agreement on page 181. We also note that the agreement with Santander that permits you to access up to €1.4B in warehouse funding, which appears to be a substantial addition to your available capital resources to absorb any temporary need for additional liquidity. Consequently, please address this agreement and any other sources of liquidity.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated Amendment No. 4 on pages 48, 173 and 179-180 in response.
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Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP
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